Exhibit 99.4

Press Conference

Infosys-Press Call

July 13, 2018

CORPORATE PARTICIPANTS:

Salil Parekh

Managing Director

Pravin Rao

Chief Operating Officer

M.D. Ranganath

Chief Financial Officer

Inderpreet Sawhney

Head Legal Counsel

Journalists

Sarita Rai

Bloomberg

Venkat Subramanian

The Hindu Business Line

Ayan Pramanik

Economic Times

Debashish Mohapatra

Business Standard

B Narayankar

PTI

Shalini Nair

Cogenesis

Furquan Moharkan

Deccan Herald

Anirban Sen

Mint

Shilpa Phadnis

The Times of India

Nikkei

Ken

Krishna V Kurup

Reuters

Salil Parekh

Good afternoon everyone. Thank you for being here. I just have a few comments as we start off and then we will quickly get into questions. So first, we are delighted that our strategic approach and focus, which is on scaling Agile Digital and energizing our core services with automation and AI is resonating with our clients as also our approach on skill enhancement and localization. As you probably picked up on the press release, our digital revenue has grown by 25% YoY in constant currency and QoQ at 8% and now represents over 28% of our business. Our overall revenue has grown by 6% YoY and 2.3% QoQ and our operating margin was at 23.7%. Even more exciting, we had over $1 bn in large deals. This was the first quarter we have that in sometime. Over 40% of those deals were in financial services. We increased by 4, the number of clients we had over $100 mn per year to make that number at 24 now and interestingly two of those four clients are in the financial services sectors. With that I will pause and hand over to Ranga and then we will open up for questions.

M.D. Ranganath

Thank you Salil. Good afternoon everyone. We had a very broad based financial performance on multiple fronts. Let me talk about a few key financial indicators. Our operating margin for the quarter was 23.7% near the top end of the guidance given at 22% to 24%. Then if you look at ROE, it crossed 25%. It was at 25.5% primarily on account of the capital allocation policy execution. Then we had the EPS grew 3.9% YoY. Most importantly, the revenue for employee continue to improve for 12 quarters in a row primarily on account of higher productivity, automation and also larger share of digital. We had a very robust free cash flow. The free cash flow sequentially jumped over 32% to $552 mn. During the quarter, in line with the capital allocation policy that was announced in April 2018, we declared special dividend of $400 mn that was returned. Balance $1.6 bn out of the $2 bn would be returned back to shareholders in a manner to be decided by the board. We also had 1:1 bonus share announcement as well as the ADRs. So we will be happy to answer questions.

Sarita Rai

First question to Salil. Your commentary on BFSI is looking really optimistic, your $100 mn+ clients have gone up by 4, large deals are $1.1 bn. Yet the sales outlook and margins guidance remains the same, I just wondered why? Are you seeing your guidance as conservative? The second question is about your announcement in 2017, that though on a higher 10,000 people in the US and so far that number has just touched 4,000 as I saw from your statement at Morgan Stanley. So Salil are you going to fall short of your target because that was a few years including this year and the next. The first question, Salil you said the first year is going to be all about stability and I see that employee attrition is still quite high especially the field employees two to four years and is it a matter of a concern?

Salil Parekh

In terms of the first point on what you see in the markets, I think the demand environment as I have been meeting with clients, leadership is meeting with clients and sales teams are meeting with clients and the sense we have is whether we are talking about what they want to do in Agile Digital. There are new opportunities about what they want to do and how they want to modernize and drive cost services. So the feeling we have across the board is that the demand environment is good. You talked specifically about banking and financial services. A few weeks ago, I was with a client in the US where we built a very exciting digital bank for this client. It has been built on our platform on Finacle and we can see that lot of work has a lot of traction in the way the world is changing in the banking sector. So that gives us a view that with the capability set that we have, we will have traction with our clients. The guidance now is a different discussion. It is something that we built as we built the financial plan at the start of the year and in driving our business, we share that guidance. We are now focused not on that, but much more on clients and execution and we will execute through this year through the quarters and drive the business. In terms of the 10,000 people, the recruitment is moving very strongly. In fact, we had 1100 campus hires so far. We are doing lateral hiring in the US market. We are very confident in terms of achieving the objective of what we had set out and in fact the whole go-forward approach is centered on that being a continuing way of driving our business. On attrition, Pravin will share a couple of points with the employee attrition. On senior leadership in fact what I have noticed and we have observed, we have a tremendous strength of leaders within the company and as we have looked at how we organize a go to market objectives, in fact are many of these leaders have stepped up and are doing more and more things. As the business starts to stabilize, as we start to see a three-year transformation plan executed, which we started in the first quarter, my sense is that those areas will start to address themselves.

Krishna

You said you have seen a good traction in the market and I need a little more clarification as to particularly in the US market, what is the demand environment for Infosys because if you are looking at your rivals and their commentary around their demand environment in the US market especially for the financial services, they sound very optimistic. You sound optimistic enough, but I am just saying there is a stark difference between the signals I am getting out of the commentary? Could you just clarify that?

Salil Parekh

How I sound may not change much to the answer. But what I would say is as we have interacted and as I have met with clients and our leadership has met with clients and our sales team have met with clients, the sense we have collectively is there is an interest specifically in financial services that you referred to where their large programs that have been driven has been moved into the digital world. Whether the programs are on the experience side, on the cloud side, on the digital bank side, and we see that as they look at our capability set, we have an ability to play in that environment. As you saw, our digital business has grown by more than 25% YoY in this quarter. Equally there is a movement in the large core services play, within banks and financial services company where with our platform for example on the insurance space for the McCamish platform, we see traction where the platform can transform various businesses in the insurance space. So that gives us a feeling that there is a good opportunity set out there with our client base and with new clients in the market. So that is the approach we have put in place a few months ago, to scale up our Agile Digital business, but also to equally drive with vigor and energy our core services business through automation and artificial intelligence because both of those are drivers of change in the market.

Venkat

This is Venkat from The Hindu Business Line. I just had a couple of questions. One was of course revenues from your energy, utilities vertical is steadily rising over the last four quarters. Is it to do with the rising crude oil prices and capex returning, clients spending returning in that segment? You have had four additions in $100 mn+ category and so is there any specific segments from these are coming or is it kind of broad based? And if I can squeeze in a third one, operationally you have reached about 85.7% on your utilization levels, is there any scope for further expansion because that level is kind of saturation after which it tapers off.

Pravin Rao

On the performance in the energy and utility space, you are absolutely right, it has been the standout performance in the last few quarters. Even on the YoY basis that sector has grown about 17%, 18%, this quarter itself on a constant currency basis; it grew about 5.5%. On the energy side with the oil prices stabilizing, we are seeing spends coming back both on the upstream and downstream side of the business and that is where we are seeing opportunities. And on the utility side, there is a lot of transformation happening in the utility space. There is a big modernization, there is customer service transformation and so on. We have been able to take advantage of those and have a good winning rate. So we expect this to continue. We are very optimistic about this space in the coming year. On the large clients, you were talking about $100 mn+ clients, 4 additions right. So big percentage of it has been in the financial and services space. By the very nature of that industry, you tend to have lot more larger clients in that space anyway. Utilization every quarter, we claim that we have reached the maximum but we somehow manage to beat it. But jokes apart, I think where we are operating today is very high level and in some sense it is suboptimal and at times it impacts our ability to fulfill, so we are really working on increasing that count. In the last couple of quarters we did not have influx of fresh graduates, now we have this quarter onwards. We will start seeing fresh graduates coming to the pool as well, so things should ease in the coming quarters.

Ken

I think we all know that Accenture is claiming that 60% of the revenues are coming from so-called ‘new’ technology spheres. There is a huge gap between Accenture and your position having 28% of your revenues are coming from digital. Could you share your internal analysis of what is the gap, are you not worried? Is it just a matter of measurement methodologies, classification of methodology? If there is any problem, please give us what is the problem you are having, that is my first question?

Salil Parekh

Thank you. The way we are looking at the digital market and as you rightly said our mix today in Q1 is at 28% is an indication of what we see being of value to our clients. What we have done in digital and this was shared in some of our previous presentations, we have decomposed that into five areas- experience data analytics our insights, innovate or IoT, Accelerate or Cloud and then cyber security or Azure. You will see those charts, it is a pentagon that we have developed and mapped our business service line structure onto that. The way we are approaching digital is we have a long history working with clients on the core foundation tech space. We are in the best position because our delivery organization is the strongest in the business, to take them on the journey of digital. We are playing in the experience space, but we are not making a move to be advertising and digital marketing space. So for us really the tech element of digital starting with the experience space and expanding across the five areas is where the future lies. We share this in the past. This is about $160 bn market that market is growing at about 10% to 15%. So for us this is the place where we should be playing. We feel very comfortable that our strategic approach will give us strong benefits with our existing clients and new clients. For example, it is very early days that more than 25% growth we saw on digital this quarter, but the market is massive so we are not that concerned that this is in some ways the wrong place to be. We feel fortunate in fact that we are in the right place and that we want to play in the tech digital space.

M.D. Ranganath

Just an additional point on that, I think we do believe that when we say that digital is higher percentage of revenues, it has to get reflected. We believe in three principal patronages. One, it should reflect in continuous improvement in per capita revenue, in our case it has consistently been going up for the last 12 quarters. Second we do believe that if indeed the digital is the larger share of revenue it should reflect a better pricing as well as better margin. Our margins had been resilient in the band of 24% to 25% for the last three years. Third, it also has to demonstrate in higher than the industry growth I think these are the three principle pieces that we would look at if indeed the digital as a percent of total revenue share is increasing.

Ken Clare

Just a related question, I noticed that your usage of free cash flow is heavily helping buyers towards shareholder return, I mean shareholder recycling. Do you think it is a right strategy? With regard to keeping up with rapid pace of growth at the total market of the digital space, you do not have any plan to change, your basic strategy of use of free cash flow going forward.

Salil Parekh

I am glad that the tone of the questions are changing. Earlier, barely two quarters ago, people would say why do you need so much of cash, return to shareholders. But I think jokes apart, if you look at today we carry $4.2 bn of cash on the balance sheet even after $400 mn special dividend that we gave. When the board looked at the capital allocation policy in April of this year, we looked at what are our medium-term strategic cash requirements are, it could be M&A or digital investment, capital expenditure and so on. At the same time, we also looked at the future cash generation. For example, in Fiscal 2018 we generated close to $2 bn of free cash. Now after evaluating our strategic and operational requirements, the board announced a predictable and at the same time, comprehensive capital allocation policy. It had to address two elements. One is out of the future cash, up to how much will be returned to the shareholders, that is up to 70% of the free cash flow. The second aspect was out of the cash on the balance sheet how much would be returned to the shareholders and the board identified $2 bn. At that point in time in March, we had $4.8 bn and out of that $2 bn $400 mn by way of dividend and balance $1.6 mn in a way to be decided by the board. So we are comfortable with the capital allocation policy and we do believe that the policy that we have, takes into account all our strategic and operational cash needs and it will in no way hinder our investments that we need to make in the digital.

Furquan

So basically let me talk about the guidance, Infosys is one of the company which is very dynamic when it came to providing guidance for the next year, but this quarter, I have seen there has been no revision in the guidance level despite it being the most turbulent year when it comes to currency exchange rates after 2013. So can you explain more on that going forward it might be more turbulent, rupee is expected to touch Rs.70 level, so can you explain that part. And second, if you see your geographical revenue from India, it has roughly shown degrowth of 7.8% and in constant currency 4.1%, has it got to do anything with GST? Because GST revenues might have stopped coming or something like that? And financial services also has shown a de-growth, where has the hit come from? Moreover when you talked about innovation hub in US and there was a plan to have similar innovation hubs in Australia as well as European countries, is there any progress on that?

M.D. Ranganath

Let me talk about the guidance, we have been very clear that our constant currency guidance has remained unchanged at 6% to 8%. If you recollect in the beginning of the year, we gave 6% to 8% that remains unchanged. Along with that every quarter we also announced what is the constant currency as well as the actual US Dollar. For example, this quarter when we announced the results, we said it is 2.3% in the constant currency, it is 0.9% in reported currency. We also gave a YoY growth number, 6% in constant currency, 6.8% in reported terms. So we will continue to provide for every quarter as we move on. To answer your question, I am also looking at somebody who will predict the currencies, and I would like to hire them today.

Pravin Rao

India is a very small percentage of business. A big percentage of projects we execute in India are government-related projects and these are all complex projects. They have their own lifecycle and there are times when project implementation gets over, there are times when implementation ramps up and so on. I do not think we should read too much into India thing and if you go back and look at it is historically as well there will always be a high degree of volatility in that. Nothing more to read into that. I mean there are some projects, which would have probably ramped down or moved into maintenance space or whatever kind of thing. So we do not get into that level of details. In general it is a very small percentage, the nature of projects are complex, fixed price projects involving implementation and post implementation gets into maintenance, the way we recognize revenues during the implementation, maintenance changes. So combination of things, but given high degree of dependence on those kinds of projects there will always be volatility. But given it is a very small percentage of business we are okay with that.

So BFSI this quarter has been soft for us, we have had impact in couple of clients due to insourcing and slow down in projects, but we expect the momentum to pick up in this quarter and rest of the year. As Salil talked earlier a big percentage of more than 40% of large deal wins have come from BFSI space. After several quarters we have seen uptake in BFSI in US and in the rest of the year we expect after a longtime, our performance in US will perhaps outperform rest of BFSI business in other parts of the world. More importantly we also have a very diversified business in BFSI segments across geographies and subsegments, so we remain optimistic about this space and we expect this uptick to happen in the rest of the year.

Ayan

There are two quick questions. For the two consecutive quarters, we have seen attrition is on the higher side now it is 23%. Is there any challenge there? And the second thing is Ranga you have mentioned that for Panaya fair value reduction. There was a process of negotiation with probably prospected buyers and all. So what is the kind of reason they have said when there was fair value reduction? There could be some reason to it?

Pravin Rao

In this quarter attrition, has increased to 20% plus. Historically quarter 1 is a quarter when because of all the seasonality and people going for higher studies for on, attrition tends to be typically higher. Nevertheless I think what we are seeing is probably higher than what we have seen in the past. And when we breakdown further we noted that a big percentage of attrition is in people with experience between two to four years. In the recent past, our variable pay has been 100% in the last couple of quarters, last year we had deferred compensation increase. We have done some of the interventions this year. We have given compensation increase in time for 85% of the population, which covers this entire segment. We had many, many initiatives on for them. Obviously we need to look at it and see what are other interventions we need to do to bring this down and we remain confident that in the coming quarters, it should come down.

M.D. Ranganath

So coming to the second part of your questions, as you know in March we had said that after the strategic review, we would like to explore sales for selling both Panaya and Skava. So after that we started the process of identifying the potential buyers and the active negotiations are going on. So negotiation is really a process and it is based on multiple elements that we see or the buyers see including the business plan and their own assessments etc. So based on the current progress that we have made at this stage and based on the current available best estimate that we have, we have taken the reduction in the fair value by $39 mn. Well, I think the negotiation is going on and as you know, there are always uncertainties around negotiations.

Shilpa

So if you look at the commentaries from some of your peers TCS and Accenture, the growth numbers, they are more optimistic. Also if you could tell us is it the lack of visibility, lack of deal closures that is providing a longer gestation from your end. Also if you can tell us about the financial services, what is happening, why is there 1.9% slide?

Salil Parekh

So on the market environment in the commentary made earlier and what we said in the press release, from our perspective, in the market we see good traction in many of the sectors we talked about like- energy, utilities, services, manufacturing, insurance. We see a good traction across geographies, and we have a set of businesses that are working well. We are moving towards that dynamic growth. So from our perspective, those are the elements that come into play as we look at how the future outlook for the business is. That is what we shared so far. Whatever the things that we have talked about in the past is, we want to make sure we start to invest in and scale up our digital business and that starts to see growth, which was 25% for us in Q1 for digital. We also want to expand the sales footprint. We see that with that expansion we can have an even larger impact with our existing client base and new client base. So overall that is the state where we see the business in and that is where we are driving the growth from. In financial services again, Pravin shared with you that there were couple of clients where we saw insourcing in Q1. However, 40% of our large deal wins have come from financial services in Q1. I gave examples of the innovative things we are doing, whether it is with digital bank or with Cloud or even on the core services and banking areas and trade settlement. These are the areas that are resonating from our service portfolio with our clients. So we see financial services as a whole from our clientele perspective still looks to us to be good place to be. That is how we look into the market today.

Shilpa

What about the bn dollar large deal pipeline, 40% comes from banking and financial services and the company has had some headwinds, which comes through continuously some insourcing. Now we have seen a little bit of instability there sometimes. So how are you very confident about getting the large deal closures banking and financial services? Is it the core that is driving the large part of momentum or new and this is for Ranga, will you stop calling out the dollar guidance as ideal henceforth, this is only going to be constant currency.

Salil Parekh

On the large deals again, as Pravin shared earlier today, there is lot of services, which are interconnected, so it is not anymore the situation where we have a distinct set of services. What is your question about this continuity and insourcing, the reality is we have very strong financial services franchise. We had very good steady wins in Q1 in Financial Services, 40% coming from Financial Services large deals, two of the four new clients in the $100 mn range are in Financial Services. So we see that the market, the clients appreciate the capabilities we bring in that segment and we will see that go through as the year progresses with how the clients react to it.

M.D. Ranganath

On the constant currency, in the beginning of the year we gave 6%-8% guidance and we continue to reiterate that. Every quarter for example, like this quarter both growth, constant currency as well as reported like we said 2.3% in constant and 0.9% in reported. I think we believe that constant currency is better indicator that we want to continue with and every quarter we will be providing both the reported as well as the constant currency actual growth. For the quarter, we have given 2.3% in constant currency and 0.9% in reported terms. Guidance stays at 6%-8% and we will continue to provide that in constant currency. There is no doing away and I think that is very misnomer. It is not doing away. What is the dollar guidance? Every quarter based on the closing currency it is converted back. That is not correct indicator. For example when we gave in April we converted based on March 31 currencies, right. It is very artificial. It is just conversion based on the respective currency. It is a calculation which is saying that based on March 31 currency rate, if we do, what the growth would be. We have published those rates. Those rates are clearly there. It is very artificial. If we look at the closing rates, we are very comfortable with continuing with the 6% to 8% constant currency guidance. For the quarter, we will give reported as well as constant currency.

Anirban

Salil, if I look at your June quarter typically it is like relatively stronger quarter, but going by your sequential and your annual growth numbers, the numbers are relatively modest. Could you call out two or three challenges that you faced during the quarter and what are some of the challenges that you will look to address over the next few quarter.

Question for Ranga, I am just coming, I am going to continue harping on the guidance. So the last quarter also you called out your annual guidance for the entire year, which is 7%-9% so you are effectively doing away with the annual guidance numbers, so that is correct?

M.D.Ranganath

Annual guidance we are giving 6% to 8% constant currency

Anirban

I am talking about the actual reported.

M.D.Ranganath

There is no actual reported. For example, what we did say in April 6% to 8% and if you use March 31 rate this would have been, 6% to 8% would like. That is what it is.

We stick to only constant currency guidance. We believe that it is an artificial computation, we believe in constant currency guidance. Every quarter of course when we report for the quarter we will see what is the reported growth as well as the constant currency growth, just like this quarter. What did we say this quarter, we said the constant currency grew 2.3%; however, we reported 0.9% QoQ.

Anirban

But you give the full year actual reported dollar number as well.

M.D.Ranganath

This is the first quarter of the year we will continue with the constant currency guidance. There is no reported doing away. I again repeat every quarter we give both constant currency and reported numbers for the quarter. As far as annual guidance is concerned, we will continue with only constant currency.

Salil Parekh

As Ranga said earlier, which I really like is if there is someone who can tell us the currency movement in the future, we would like to hire. This is the real point here. I have nothing to say on that.

What was the question you had? We think we had a solid quarter in the Q1 of fiscal 2019. We had 6% growth overall in constant currency. We had 25%+ growth in terms of our digital business. These are good numbers. We are 23.7% operating margin. So I would not call that modest in anyway. In fact, we have now put in place a very clear strategy. We are starting to execute on a three-year transformation plan. We have the largest level of large deals win that we have had since we started tracking that and a steady increase over the last seven quarters as Pravin shared earlier. 40% of those deals have come from Financial Services. We had 4 new clients added on the base of 20 to the $100 mn +clients and they are for us moving up to 24. So to me it was a solid quarter for us and it is a start of the execution of our strategy and a three year transformation program. From my perspective, I would not call that modest. As I said, I would call it solid quarter.

Debashish

I have a couple of questions. Because you have now embarked on a three-year journey and the first year this fiscal is the year of start of the business? Just want to understand how far you have stabilized? What are the key pain points for you at this point of time whether it is the profitability, whether it is leadership transition, the way you are taking out Panaya and Skava, so what are the key pain points in attaining the sustainability? And secondly on the digital deal we have a growth rate of around 25% YoY. I may not be fair, but just want to have a comparison TCS had 40% YoY and you have seen our fellow colleagues Accenture the growth rate is around 60%, so just want to understand because you have actually come up with announcement saying that you will have four innovation house in US, so when these things will start playing up for you? The Panaya thing, do you feel that the write-offs from Panaya is over this quarter and on what basis you are actually scaling down this? Are you are getting a sense from the clients that the deal value may not be that much or just want to understand. Is the pain from Panaya or the write off from Panaya is over?

Salil Parekh

The first question was stability and where we are in terms of the journey. I think we have gone through one-fourth of the year and we started to see some of those elements start to fall into place. What we have today is a comprehensive strategy that we have laid out. We have laid out a clear brand approach to ‘navigate your Next’. We have intense level of client engagement to start to understand how we can leverage our portfolio. We have a team that is driven and motivated to build that business. So we are starting to put the building blocks in place to drive our strategy and execute upon it and also put in place the first steps. This being the first quarter of that of the three-year transformation program. In terms of the growth rate of digital for us, a few months ago when we launched this approach, it was for the first time we started to call out what was digital within our portfolio. We think 25% is a very healthy strong and robust growth rate. We are confident that if we build and invest in this business we will continue to see the traction in this business. In terms of Panaya, as Ranga explained an ongoing set of discussions with how we want to act upon the disposal and sale of it in keeping in line with those discussions, in keeping in line with the accounting guideline, we have taken the approach to state the numbers that we have stated. As and when that concludes we will share with you the update.

B Narayankar

Sir the questions are quite different from the usual routine questions from company results. Usually Infosys files Form 20F between May and June before AGM. The company has said it will file the form and has sufficient time to do so, that is fine and honorable. But the whistleblower has sort of exact reasons, I repeat, exact reasons for the delay in filing the form. The company has not replied conventionally. This is a very serious issue because form 20F is key document that outlines the key risks to the company. What are the exact reasons? This is my first question. Secondly, there was also another letter by the whistleblowers in May. It clearly stated Nandan Nilekani is a huge disappointment and has failed to uphold highest traditions of corporate governance. Amidst all this, there is a perception that Nandan may handover baton to somebody else. If you say he will continue, then there is another perception the things are not under control as of yet. So how do you react to these two market perceptions?

Salil Parekh

I will start with the first one on the 20F. From my perspective no delays within the timeline that is required for the 20F. I will request Inderpreet who is our Head Legal Counsel to answer it so that a very clear from a legal perspective what we are saying.

Inderpreet Sawhney

I want to clarify again that there is no delay in filing of the 20F. We are well within the timeline that is prescribed by law and we will do within those timelines. There is nothing further to say. There is no violation of law. We are following the letter and the spirit of the law.

Salil Parekh

The second question was about the whistleblower complaint with respect to Mr. Nilekani. All whistleblower complaints are dealt with in the process that we have established within the company and this one is also being addressed in that same process. At this stage, we have not made any other statement about any specific whistleblower complaint. As and when we choose to make a statement, we will make a statement on that.

Shalini

This is Shalini from Cogenesis. I would like to understand how much cross currency headwind has impacted the operations and also any impact of wage hikes, if any, taken during this quarter.

M.D. Ranganath

If you look at the overall currency impact the quarter net of cross currency and the rupee benefit it was about 100-basis points. It was fully offset by the compensation hikes of 100-basis points. We generate about 70% of our revenues from US dollar terms and the rest is between Euro about 11% as well as British pounds and Australian dollars.

Moderator

Thank you ladies and gentlemen we will end with that.